Exhibit 99.83

MAVERIX METALS ANNOUNCES RECORD FOURTH QUARTER 2017 GOLD EQUIVALENT PRODUCTION

AND PROVIDES CORPORATE UPDATE

February 6, 2018, Vancouver, British Columbia — Maverix Metals Inc. (the “Company” or “Maverix”) (TSX-V: MMX) is pleased to announce record attributable gold equivalent production for the fourth quarter and full year 2017, as well as the achievement of Tier 1 Issuer status on the TSX Venture Exchange. The Company is also providing an update on its royalty and streaming assets.

Fourth Quarter and Full Year 2017 Production

During the fourth quarter of 2017, Maverix established a new record for quarterly production of approximately 4,000 attributable gold equivalent ounces, a meaningful increase of approximately 40% over the third quarter 2017. Total attributable production for fiscal 2017, the Company’s first full year of operations, is now expected to be in excess of 11,000 gold equivalent ounces, which would exceed the production guidance provided in November. (1)

Dan O’Flaherty, President and CEO of Maverix commented, “We are pleased with the significant growth that the Company demonstrated during the fourth quarter and are proud of our first full year of operation. Our operating partners continue to deliver excellent results at their underlying mines, which was reflected in our strong and growing attributable gold production. We expect further growth in our attributable production in 2018 from our current asset base and look forward to building on our 2017 achievements as we continue to grow our royalty and streaming portfolio.”

Royalty and Streaming Asset Updates

The Company experienced significant growth in the fourth quarter as a number of the Company’s royalties are on mines that have recently been constructed or expanded. Maverix expects this growth to continue in 2018 as those mines ramp up to full capacity.

•                  Florida Canyon: On January 9th, 2018, Rye Patch Gold Corp. (“Rye Patch”) announced that it had achieved commercial production in December of 2017. Rye Patch also reported gold production of 10,471 ounces in Q4 2017 and 27,983 ounces for the full year 2017 at Florida Canyon. 2018 will mark the first full year of commercial operation for Florida Canyon and Maverix expects significant production growth as the mine ramps up to its preliminary economic assessment capacity of approximately 75,000 ounces annually. (2)

Maverix owns a 3.25% net smelter return (“NSR”) royalty on the Florida Canyon mine.

•                  Moose River Consolidated: Atlantic Gold Corp. commenced operations in Q3 2017 and announced its first gold pour in October at the Moose River Consolidated mine. The mine produced 7,021 ounces of gold in December and commercial production remains on target for Q1 2018. (3)

Maverix owns a 3.0% NSR royalty on the Touquoy deposit at the Moose River Consolidated mine.

•                  La Colorada: Pan American Silver Corp. reported gold production of 1,258 ounces in Q4 2017 and 4,287 ounces for the full year 2017 at the La Colorada mine. The expansion to 1,800 tpd at La Colorada was completed in mid-2017, approximately six months ahead of schedule. (4)

Maverix has the right to purchase 100% of the payable gold production from La Colorada at the lesser of US$650/oz and the prevailing market price.

•                  Mt Carlton: Evolution Mining Ltd. reported gold production of 29,927 ounces for the quarter ended December 31, 2017 at the Mt Carlton mine. (5)

Maverix owns a 2.5% NSR royalty on the Mt Carlton mine.

•                  Karma: Endeavour Mining Corporation (“Endeavour”) reported gold production of approximately 21 thousand ounces in Q4 2017, the inaugural quarter for which Maverix shall receive a royalty. Plant optimization work was successfully carried out by Endeavour during 2017 and is expected to boost stacking capacity beyond the initial design capacity of 4 Mtpa. (6)

Maverix owns a 2.0% NSR royalty on the Karma mine, which it acquired from a third party vendor in the fourth quarter of 2017.

•                  Vivien: Ramelius Resources Ltd. reported gold production of 13,221 ounces for the quarter ended December 31, 2017 at the Vivien mine. (7)

Maverix owns a 3.5% gross revenue royalty on the Vivien mine.

•                  Beta Hunt: RNC Minerals reported gold production of 12,722 ounces in Q4 2017, a 21% increase over Q3 2017, and 37,027 ounces for the full year 2017 at Beta Hunt. The mine reached an annualized production rate of over 70,000 ounces during December. (8)

Maverix owns a 6.0% gross revenue royalty and a 1.5% NSR royalty on gold production, plus a 1.5% NSR royalty on nickel production on the Beta Hunt mine.

•                  San Jose: Fortuna Silver Mines, Inc. reported production of 2.1 million ounces of silver and 15.2 thousand ounces of gold in Q4 2017, and 7.5 million ounces of silver and 56.0 thousand ounces of gold for the full year 2017 at San Jose. During 2017, 43% of the mine’s production was sourced from Trinidad North. (9)

Maverix owns a 1.5% NSR royalty on the Taviche Oeste concession which hosts the Trinidad North zone at the San Jose mine.

•                  Silvertip: Coeur Mining, Inc. (“Coeur”) announced on January 8th, 2018, that recommencement of production at Silvertip is expected to occur during Q1 2018. Coeur is currently investing US$25–US$35 million to optimize and commission the mill, upgrade existing surface infrastructure, and drill and expand underground development. (10)

Maverix owns a 2.5% NSR royalty on the Silvertip mine.

•                  Romero: GoldQuest Mining Corp. (“GoldQuest”) announced on January 22nd, 2018, that the Minister of Energy and Mines of the Dominican Republic approved the exploitation permit for GoldQuest’s Romero project and expressed full support for the project to move forward. Once the formal exploitation license is received, GoldQuest plans to rapidly advance towards a production decision with the first milestones being the completion of a full feasibility study, outlining project financing, and the Environmental Impact Study. (11)

Maverix owns a 1.25% NSR royalty on the Romero project.

2018 Guidance and Fourth Quarter 2017 Financial Results

Maverix intends to publish formal guidance for 2018 in late February, with fourth quarter and full year 2017 financial results expected to be released in April.

Tier 1 Listing on the TSX Venture Exchange

Maverix is pleased to announce that it has been approved for graduation to Tier 1 Issuer status from Tier 2 Issuer status by the TSX Venture Exchange. Tier 1 is the TSX Venture Exchange’s premier tier and is reserved for advanced users with the most significant financial resources. Tier 1 Issuers benefit from decreased filing requirements and improved service standards.

With the graduation to a Tier 1 listing, the common shares of Maverix previously deposited into escrow pursuant to the rules of the TSX Venture Exchange will now be governed by the release provisions of Tier 1 Issuer escrow.

(1)  Maverix has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards (IFRS). The Company’s royalty revenue is converted to an attributable gold equivalent ounce basis by dividing the royalty revenue for a period by the average gold price based on the LBMA Gold Price PM Fix per ounce for the same respective period. These attributable gold equivalent ounces when combined with the gold ounces sold from the Company’s gold streams equal total attributable gold equivalent ounces sold and may be subject to change. The presentation of this non-IFRS measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently. Note these figures have not been audited and are subject to change.

(2)  For more information on the Florida Canyon mine, please visit the Rye Patch website at www.ryepatchgold.com and refer to the news release dated January 9, 2018.

(3)  Atlantic Gold Corp. has the right to repurchase 2.0% of the NSR royalty for a cash payment of C$2.5 million; For more information on the Moose River Consolidated mine, please visit the Atlantic Gold Corp. website at www.atlanticgoldcorporation.com and refer to the news release dated January 19, 2018.

(4)  For more information on the La Colorada mine, please visit the Pan American Silver Corp. website at www.panamericansilver.com and refer to the news release dated January 11, 2018.

(5)  For more information on the Mt. Carlton mine, please visit the Evolution Mining Ltd. website at www.evolutionmining.com.au and refer to the news release dated January 30, 2018.

(6)  For more information on the Karma mine, please visit the Endeavour Mining Corp. website at www.endeavourmining.com and refer to the news release dated January 23, 2018.

(7)  For more information on the Vivien mine, please visit the Ramelius Resources Ltd. website at www.rameliusresources.com.au and refer to the news release dated January 30, 2018.

(8)  For more information on the Beta Hunt mine, please visit the RNC Minerals website at www.rncminerals.com and refer to the news release dated January 18, 2018.

(9)  For more information on the San Jose mine, please visit the Fortuna Silver Mines, Inc. website at www.fortunasilver.com and refer to the news release dated January 17, 2018.

(10)  For more information on the Silvertip mine, please visit the Coeur Mining, Inc. website at www.coeur.com and refer to the news release dated January 8, 2018.

(11)  For more information on the Romero project, please visit the GoldQuest Mining Corp. website at www.goldquestcorp.com and refer to the news release dated January 22, 2018.

Qualified Person

Doug Ward, B.Sc., Mining Engineering, MMSA, Vice President Technical Services for the Company, and a “Qualified Person” under NI 43-101 has reviewed and approved the scientific and technical disclosure contained in this press release.

About Maverix

Maverix Metals Inc. is a gold royalty and streaming company. Maverix’s mission is to provide its shareholders with significant low risk leverage to the gold price and to increase underlying per share value by expanding its portfolio with acquisitions of high-quality royalties and streams that offer robust returns.

For further information, please contact:

Maverix Metals Inc.

Daniel O’Flaherty

President and CEO

(604) 343-6225

Email:      info@maverixmetals.com

Website:  www.maverixmetals.com

NEITHER THE TSX VENTURE EXCHANGE (“TSX-V”) NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX-V) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

Technical and third party information

The disclosure herein and relating to properties and operations on the properties in which the Company holds royalty, stream or other interests is based on information publicly disclosed by the owners or operators of these properties and information/data available in the public domain as at the date hereof, and none of this information has been independently verified by the Company. Specifically, as a royalty or stream holder, the Company has limited, if any, access to properties included in its asset portfolio. Additionally, the Company may from time to time receive operating information from the owners and operators of the properties, which it is not permitted to disclose to the public. The Company is dependent on, (i) the operators of the properties and their qualified persons to provide information to the Company, or (ii) on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which the Company holds royalty, stream or other interests, and generally has limited or no ability to independently verify such information. Although the Company does not have any knowledge that such information may not be accurate, there can be no assurance that such third party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by the Company’s royalty, stream or other interest. The Company’s royalty, stream or other interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.

Cautionary note regarding forward-looking statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian and U.S. securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “should”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. The forward-looking information contained herein is provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes.

Forward-looking statements and information include, but are not limited to, statements with respect to the Company’s financial guidance, outlook, proposed plans for acquiring additional stream and royalty interests and the potential of such streams and royalty interests to provide returns and the completion of mine expansion under construction phases at the mines or properties that the Company holds an interest in. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Maverix will purchase gold and other metals or from which it will receive royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; problems inherent to the marketability of gold and other metals; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; industry conditions, including fluctuations in the price of the primary commodities mined at such operations, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Maverix; stock market volatility; regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties.

Maverix undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management’s best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.